Exhibit 99.1

Hongli Group Inc. Announces Compliance with Nasdaq Minimum Bid Price Requirement

WEIFANG, CHINA, October 6, 2025 (GLOBE NEWSWIRE) -- Hongli Group Inc. (Nasdaq: HLP) (the “Company”) today announces that on October 3, 2025, the Company received a notification letter from Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), dated October 2, 2025, stating that the Company has regained compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) has been trading at $1.00 per share or greater for the last 12 consecutive business days from September 16, 2025 to October 1, 2025. Accordingly, Nasdaq has considered that the Company has regained compliance with the Minimum Bid Price Requirement and this matter has been resolved.

As the Company previously announced, on July 10, 2025, the Company received a deficiency letter (the “Notice”) from the Staff. The Notice informed the Company that, based upon the closing bid price of the Ordinary Shares over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company was not in compliance with the Minimum Bid Price Requirement. The Notice had no immediate effect on the continued listing status of the Ordinary Shares on The Nasdaq Capital Market. The Company was provided a compliance period of 180 calendar days from the date of the Notice, or until January 6, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before January 6, 2026, the closing bid price of the Ordinary Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, the Staff would provide written notification that the Company had achieved compliance with the Minimum Bid Price Requirement, and the matter would be resolved.

About Hongli Group Inc.

Hongli Group Inc. is a Cayman Islands holding company, and through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, “Hongli Operating Group”). Hongli Operating Group is one of the leading cold roll formed steel profile manufacturers with operating subsidiaries in China. The Hongli Operating Group designs, customizes and manufactures cold roll formed steel profiles for machineries and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. The Hongli Operating Group, with over 20 years of operating history, has developed customers in more than 30 major cities in China as well as a global network including South Korea, Japan, U.S. and Sweden. Hongli Operating Group currently has 11 cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statement

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “would,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Hongli Group Inc.

Ms. Jian Liu

Email: zongjingban@hongli-profile.com

Mobile: +86-18753635666